[redacted]

08025561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~65414~~ 51582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SVB Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 Tasman Drive
(No. and Street)

Santa Clara (City) CA (State) 95054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C Snowden (408) 654-7481
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 SECOND STREEET, SUITE 1400 (Address) SAN FRANCISCO (City) CA (State) 94105 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____John C Snowden______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____SVB Securities______________________________, as of ___December 31______________________, 2007____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Director, Investment Ops & FINOP______________

Title

____

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1

3

4

5

6 ______________________ ______________________
Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 22 (Date) day of February (Month), 2008 (Year), by

(1) John C. Snowden (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

KAYDI S.F. DAKUJAKU
Commission # 1690058
Notary Public - California
Santa Clara County
My Comm. Expires Aug 27, 2010

Place Notary Seal Above

Signature Kaydi SF Daku (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

The Board of Directors
SVB Securities:

We have audited the accompanying statement of financial condition of SVB Securities (the Company) (a wholly owned subsidiary of Silicon Valley Bank) as of December 31, 2007, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
February 22, 2008

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	21,021,981
Accounts receivable		1,302,983
Receivable from affiliate		215,921
Premises and equipment, net of accumulated depreciation and amortization of $449,448		43,523
Deferred tax assets, net		424,955
Other assets		238,721
Total assets	$	23,248,084
Liabilities and Shareholder's Equity		
Liabilities:		
Accrued compensation and benefits	$	572,494
Payable to affiliate		250,362
Accounts payable and other liabilities		61,113
Total liabilities		883,969
Shareholder's equity:		
Common stock, no par value. 100,000 shares authorized; 100 shares issued and outstanding		—
Additional paid-in capital		2,022,299
Retained earnings		20,341,816
Total shareholder's equity		22,364,115
Total liabilities and shareholder's equity	$	23,248,084

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Income

Year ended December 31, 2007

Revenues:		
Client investment fees	$	15,421,222
Interest income		868,630
Total revenues		16,289,852
Expenses:		
Compensation and benefits		2,653,339
Data processing		384,357
Premises and equipment		381,107
Professional services		470,306
Business development and travel		58,128
General and administrative		97,278
Other expenses		38,108
Total expenses		4,082,623
Income before income taxes		12,207,229
Income taxes		5,047,464
Net income	$	7,159,765

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2007

	Common stock		Additional	Retained	
	Shares	Amount	paid-in capital	earnings	Total
Balances as of December 31, 2006	100	$ —	1,853,756	13,182,051	15,035,807
Capital contribution related to share-based and other non-cash compensation, net of income tax benefit	—	—	168,543	—	168,543
Net income	—	—	—	7,159,765	7,159,765
Balances as of December 31, 2007	100	$ —	2,022,299	20,341,816	22,364,115

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	7,159,765
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization of premises and equipment		19,586
Tax expense of share-based compensation and other		(2,805)
Share-based and other non-cash compensation expense		132,453
Changes in operating assets and liabilities:		
Increase in accounts receivable		(82,100)
Increase in receivable from affiliate		(215,921)
Increase in deferred tax assets, net		(38,250)
Increase in other assets		(46,571)
Increase in accrued compensation and benefits		117,766
Decrease in payable to affiliate		(672,978)
Decrease in accounts payable and other liabilities		(127,988)
Net cash provided by operating activities		6,242,957
Cash flows from investing activity:		
Purchase of equipment		(37,969)
Net cash used for investing activities		(37,969)
Cash flows from financing activity:		
Tax benefit of share-based compensation		43,413
Distributions to Parent for share-based tax withholding		(4,518)
Net cash provided by financing activities		38,895
Net increase in cash and cash equivalents		6,243,883
Cash and cash equivalents, beginning of year		14,778,098
Cash and cash equivalents, end of year	$	21,021,981
Supplemental disclosure:		
Share-based and other non-cash compensation expense, net of income tax benefit and other	$	168,543
Income taxes paid to affiliate, net		5,274,892

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

SVB Securities (the Company) is a wholly owned subsidiary of Silicon Valley Bank (the Bank), which is a wholly owned subsidiary of SVB Financial Group (the Parent). The Company's business includes distribution of investment products and services, which involves introducing mutual funds and fixed income securities on an agency or riskless principal basis. The Company does not hold customer accounts.

The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is subject to the regulations pertaining to the Act. The Company, a member of the Financial Industry Regulatory Authority, is licensed in all 50 states and the District of Columbia.

For the year ended December 31, 2007, the Company earned 57% of its revenue from clients located in the Western United States, principally California, and 27% from clients in the Eastern United States.

(a) Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The net deferred taxes represent a significant estimate. Actual results could differ from these estimates.

(b) Basis of Accounting

The Company prepares its financial statements in conformity with GAAP.

(c) Revenue Recognition

Client investment fees, comprised of Rule 12(b)-1 fees as well as related expenses from customer transactions on investment products, are recorded on a settlement-date basis, which is not materially different than a trade-date basis. Rule 12(b)-1 fees are earned and recognized over the period client funds are invested. Transactional base fees are earned and recognized on fixed income and equity securities when the transaction is executed on a client's behalf.

The Company also recognizes interest income on its interest bearing cash equivalents as it is earned.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash balances due from banks and short-term investments. We consider cash equivalents to be investments that are readily convertible to known amounts of cash, so near to their maturity that they present an insignificant risk of change in fair value due to changes in market interest rates, and purchased in conjunction with our cash management activities. As of December 31, 2007, cash equivalents amounted to $20,029,496.

(e) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews the allowance for doubtful accounts quarterly. Each receivable over ninety days is individually reviewed for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has not charged-off any receivables in 2007 and there is no balance in the allowance for doubtful accounts as of December 31, 2007.

(f) Premises and Equipment

Premises and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. The estimated useful lives by asset classification are as follows:

Leasehold improvements	Lesser of lease term or asset life
Computer software	3-5 years
Computer hardware	3 years
Furniture and fixtures	3 years

For property and equipment that is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in other expenses in the statement of income.

(g) Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value due to the short-term nature of the instruments.

(h) Income Taxes

The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return of the Parent and subsidiaries. The Company records income taxes as if the Company were to file a separate stand alone tax return for federal and state income tax purposes. However, the Company is subject to a tax-sharing agreement that requires the Company to pay the greater of the stand alone federal and state tax liability or its proportionate share of its consolidated federal and combined state tax liability. Any difference resulting from the calculation of the stand alone liability versus the proportionate share of the consolidated or combined liability will be settled as a contribution from or distribution to the Parent. The tax-sharing agreement provides for settlement of the tax liability accounts through the use of intercompany accounts. Amounts for the current year are based upon estimates and assumptions as of December 31, 2007 and could vary from amounts shown on the tax returns, when filed.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the

financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Federal and state income tax provisions are based upon taxes payable for the current year as well as current year changes in deferred taxes related to temporary differences between the tax basis and financial statement balances of assets and liabilities. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation allowance is established when management considers that it is more likely than not that deferred tax assets are not realizable.

(i) ***Share-Based Compensation***

The Company's employees participate in share-based employee compensation plans sponsored by the Parent, which are described more fully in note 6. Share-Based Compensation.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), *Share-Based Payment* (SFAS 123(R)) using the modified prospective transition method. Under SFAS 123(R), share-based awards that were granted prior to January 1, 2006 are being expensed over the remaining portion of their vesting period under the same amortization method and, for stock options, using the same fair value measurements which were used in calculating pro forma share-based compensation expense under SFAS 123. Under SFAS 123(R), the fair value of stock options are being measured using the Black-Scholes option-pricing model while the fair value for restricted stock awards and restricted stock units are based on the quoted price of the Parent's common stock on the date of grant. For all share-based awards granted on or after January 1, 2006, share-based compensation expense is being amortized on a straight-line basis over the requisite service period.

(j) ***Recent Accounting Pronouncements***

The Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157), in September 2006, and SFAS No. 159 *The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115* (SFAS No. 159), in February 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. Fair value is defined under SFAS No. 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain eligible financial assets and liabilities on a contract-by-contract basis. SFAS No. 157 and SFAS No. 159 are effective for fiscal years beginning after November 15, 2007.

SFAS No. 157 requires two distinct transition approaches. For certain types of financial instruments, including, (i) positions in active markets previously measured using blockage factor, (ii) financial instruments initially measured at their transaction price in accordance with the guidance in EITF Issue No. 02-3, "*Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes*

(Continued)

and Contracts Involved in Energy Trading and Risk Management Activities," (ii) hybrid instruments initially measured at their transaction price under the guidance in SFAS No. 155 "*Accounting for Certain Hybrid Financial Instruments*", SFAS No. 157 requires a limited form of retrospective transition. All other changes from the application of SFAS No. 157 will be applied prospectively beginning January 1, 2008. We had no cumulative-effect adjustment to the beginning balance of retained earnings as of January 1, 2008 as a result of the adoption of SFAS No. 157. Additionally, we do not expect any material changes in fair values of assets and liabilities and related valuation methodologies resulting from the adoption of SFAS No. 157.

We did not elect the fair value option for accounting for any of our eligible financial assets or financial liabilities upon the adoption of SFAS No. 159 on January 1, 2008.

(2) Premises and Equipment

Premises and equipment consist of the following as of December 31, 2007:

Computer hardware	$	123,863
Computer software		346,584
Leasehold improvements		20,285
Furniture and fixtures		2,239
Accumulated depreciation and amortization		492,971
		(449,448)
Premises and equipment, net of accumulated depreciation and amortization	$	43,523

Depreciation and amortization expense was $19,586 for the year ended December 31, 2007.

(3) Income Taxes

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the entity's financial statements in accordance with SFAS 109. Our adoption of FIN 48 did not result in a cumulative effect adjustment to retained earnings.

There was no unrecognized tax benefit at January 1, 2007. We recognize interest and penalties related to unrecognized tax benefits as a component of operating expenses. There was no interest and penalties related to unrecognized tax benefits at January 1, 2007.

At December 31, 2007, we have no unrecognized tax benefits and no accrued interest and penalties related to unrecognized tax benefits.

Total income tax expense attributable to income before income taxes for the year ended December 31, 2007 consists of:

Current:		
Federal	$	3,994,817
State		1,090,897
		5,085,714
Deferred (benefit):		
Federal		(37,770)
State		(480)
		(38,250)
Total income tax expense	$	5,047,464

Income tax expense attributable to income before income taxes differed from amounts computed by applying the U.S. federal income tax rate of 35% to income before income taxes, as follows:

Computed expected federal income tax expense	$	4,272,530
Increase resulting from:		
State tax, net of federal income tax expense		708,771
Other		66,163
Total income tax expense	$	5,047,464

The deferred tax assets, net, as of December 31, 2007 consist of the following:

Deferred tax assets:		
Accrued compensation	$	45,905
State income taxes		379,050
Deferred tax assets		424,955
Less valuation allowance		—
Deferred tax asset, net of valuation allowance		424,955
Net deferred tax assets	$	424,955

The Company believes a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income of the Company's affiliated group. Accordingly, no valuation allowance has been established as of December 31, 2007.

(Continued)

(4) Related Party Transactions

The Company is a party to an expense sharing agreement with affiliates in the Parent's consolidated group. The agreement requires for certain direct and indirect expenses to be allocated to and from the Company and net settled on a monthly basis. Indirect expenses include an overhead burden based on an allocation of employee salaries from the affiliated group.

The Company reimbursed the Bank $1,245,319 for expenses paid by the Bank on the Company's behalf for the year ended December 31, 2007. These expenses were included in the statement of income and were a combination of direct costs and indirect costs. Direct costs consisted of salary costs of $463,793 included in compensation and benefits and rent expense of $198,207 based on number of employees, which was included in the premises and equipment line item. Indirect costs included other compensation and benefits of $347,901, premises and equipment of $154,128 and other expenses of $81,290. Indirect cost allocations were based on a percentage of Bank employee time dedicated to Company activities and facilities costs. As of December 31, 2007 there was no amount due to the Bank related to these expenses.

The Bank reimbursed the Company $366,766 for expenses paid by the Company on the Bank's behalf for the year ended December 31, 2007. These expenses were a combination of direct costs for compensation and benefits of $159,892 and indirect costs of $206,874 based on a percentage of Company employee time dedicated to Bank activities. The reimbursement amounts were recorded as offsets to the line item these items were recorded in, in the statement of income.

At December 31, 2007, the Company had payables to the Parent of $250,362 related to taxes payable (see note 1(h)). In addition, the receivables from affiliates of $215,921 were primarily related to cost allocations.

The Company maintains noninterest-bearing cash accounts with the Bank. The aggregate balance in these accounts was $999,679 as of December 31, 2007.

(5) Employee Compensation and Benefit Plans

Employees of the Company are eligible to participate in the following Plans sponsored by the Parent:

- Incentive Compensation Plan (ICP)
- SVB Financial Group 401(k) and Employee Stock Ownership Plan (ESOP)
- Employee Home Ownership Plan (EHOP)

(a) Incentive Compensation Plan

Incentive Compensation Plan (ICP) is an annual bonus program paid during the first quarter of the year based on the prior year's Parent consolidated financial results. ICP is funded based on the Parent Company's performance in relation to pre-determined financial goals and initiatives. Awards are distributed based on management's assessment of individual employee performance. The Company recognized an ICP expense of $376,258 in the statement of income as part of compensation and benefits for the year ended December 31, 2007 and it is expected to be paid to the employees in the first quarter of 2008.

(b) SVB Financial Group 401(k) and Employee Stock Ownership Plan (ESOP)

The SVB Financial Group 401(k) and ESOP (collectively, the Plan) is a combined 401(k) tax-deferred savings plan and ESOP in which all regular employees of the Bank and its affiliates are eligible to participate. Employees participating in the 401(k) component of the Plan may elect to have a portion of their salary deferred and contributed to the Plan. The Company matches up to 5% of an employee's salary in any plan year, with the Company's matching contribution vesting immediately. The Company's expense related to the 401(k) was $54,230 for the year ended December 31, 2007.

Discretionary ESOP contributions, based on the Parent's consolidated net income, are made by the Parent to all eligible individuals employed by the Parent on the last day of the fiscal year. The Parent may elect to contribute cash, or Parent common stock, in an amount not exceeding 10% of the employee's eligible compensation earned in the fiscal year. The ESOP contributions vest in equal annual increments over five years. The ESOP payout was $72,253, which was recognized in the statement of income as part of compensation and benefits for the year ended December 31, 2007.

(c) Employee Home Ownership Plan (EHOP)

EHOP is a benefit plan that provides for the issuance of mortgage loans to eligible employees, including certain employees at the Company, at favorable interest rates. Eligible employees may apply for a fixed rate mortgage on their primary residence, which is amortized over 30 years and is due and payable in 5 or 7 years. Applicants must qualify for a loan through the normal mortgage review and approval process, which is typical of industry standards. The maximum loan amount cannot be greater than 80% of the lesser of the purchase price or the appraised value. The interest rate on the note is written at the then market rate of 5-year (5/1) or 7-year (7/1) mortgage loans as determined by the Bank. However, provided that the applicant continues to meet all of the eligibility requirements, including employment at the Company, the actual rate charged to the borrower shall be up to 2.0% below the market rate. The loan rate shall not be less than the greater of either the five-year Treasury Note plus 25 basis points (for the five year loan) or the average of the five and ten year Treasury Note plus 25 basis points (for the seven year loan) or the monthly Applicable Federal Rate for medium term loans as published by the Internal Revenue Service. The loan rate will be fixed at the time of approval and locked for 30 days. At December 31, 2007, total EHOP loans of approximately $1,100,857 were outstanding from the Parent to employees of the Company. The Company's EHOP expense for the year ended December 31, 2007 was $15,116.

(6) Share-Based Compensation

(a) Impact of Adopting SFAS 123(R)

SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures for the year ended December 31, 2007, such that expense was recorded only for those share-based awards that are expected to vest. Previously under APB 25, to the extent awards were forfeited prior to vesting, the corresponding previously recognized expense was reversed in the period of forfeiture.

For the year ended December 31, 2007, the Company recorded a net share-based compensation expense of $86,317 resulting in the recognition of $22,118 in related tax expense.

(b) ***Equity Incentive Plans***

On May 11, 2006, stockholders of the Parent approved the 2006 Equity Incentive Plan (the 2006 Incentive Plan). The previous 1997 Equity Incentive Plan expired in December 2006. The 2006 Incentive Plan provides for the grant of the various types of incentive awards, of which the following have been granted: (i) stock options; (ii) restricted stock; (iii) restricted stock units; and (iv) other stock awards.

Subject to the provisions of Section 14 of the 2006 Incentive Plan, the maximum aggregate number of shares that may be awarded and sold is 3,000,000 shares plus 1,488,361 shares comprising of: (i) any shares that have been reserved but not issued under our 1997 Equity Incentive Plan as of May 11, 2006; and (ii) any shares subject to stock options or similar awards granted under the 1997 Equity Incentive Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 1997 Equity Incentive Plan that are forfeited or repurchased by the Parent. No further awards will be made under the 1997 Equity Incentive Plan, but it will continue to govern awards previously granted thereunder.

Restricted stock awards and restricted stock units will be counted against the numerical limits of the 2006 Incentive Plan as two shares for every one share subject thereto. Further, if shares acquired pursuant to any such award are forfeited or repurchased by the Parent and would otherwise return to the 2006 Incentive Plan pursuant to the terms thereof, two times the number of shares so forfeited or repurchased will return to the 2006 Incentive Plan and will again become available for issuance.

Eligible participants in the 2006 Incentive Plan include directors, employees, and consultants. Options granted under the 2006 Incentive Plan generally expire seven years after the grant date. Options generally become exercisable over various periods, typically four years, from the grant date based on continued employment, and typically vest annually. Restricted stock awards generally vest over the passage of time and require continued employment through the vesting period. Restricted stock units generally vest upon meeting certain performance-based objectives or the passage of time, or a combination of both, and require continued employment through the vesting period. The vesting period for restricted stock units cannot be less than three years unless they are subject to certain performance-based objectives, in which case the vesting period can be 12 months or longer.

(c) ***Employee Stock Purchase Plan***

The Parent maintains an employee stock purchase plan (ESPP) under which participating employees may annually contribute up to 10% of their gross compensation to purchase shares of our common stock at 85% of its fair market value at either the beginning or end of each six-month offering period, whichever price is less. To be eligible to participate in the ESPP, an employee must, among other requirements, be age 18 or above and complete at least one hour of service as an employee of the Parent or any of its affiliates. There were 609 shares of the Parent's common stock issued to Company employees under the ESPP for the year ended December 31, 2007. At December 31, 2007, a total of 757,825 shares of the Parent's common stock were still available for future issuance under

the ESPP. The next purchase will be on June 30, 2008 at the end of the current six-month offering period. Effective January 1, 2006, the Company began recognizing compensation expense associated with the ESPP in accordance with SFAS 123(R).

(d) ***Unrecognized Compensation Expense***

As of December 31, 2007, unrecognized share-based compensation expense was as follows:

		Unrecognized expense	Average expected recognition period – in years
Stock options	$	44,726	0.99
Restricted stock awards and units		51,599	1.88
Total unrecognized share-based compensation expense	$	96,325	

(e) *Valuation Assumptions*

The fair values of share-based awards for employee stock options and employee stock purchases made under our ESPP were estimated using the Black-Scholes option pricing model. The fair values of restricted stock awards and restricted stock units were based on the Parent's closing stock price on the date of grant. The following weighted average assumptions and fair values were used:

		2007
Equity Incentive Plan Awards:		
Expected term of options in years		5.2
Expected volatility of the Parent's underlying common stock		25.60%
Risk-free interest rate		4.54%
Expected dividend yield		—%
Weighted average grant date fair value-stock options	$	15.57
Weighted average grant date fair value-restricted stock awards and restricted stock units	$	49.27
ESPP:		
Expected term in years		0.5
Expected volatility of the Parent's underlying common stock		16.20%
Risk-free interest rate		5.03%
Expected dividend yield		—%
Weighted average fair value	$	10.19

The expected term is based on the implied term of the stock options using a lattice option-pricing model with early exercise factors based on historic employee exercise behavior. The expected volatilities are based on a blend of historical volatility of common stock of the Parent and expected volatility of traded options to purchase shares of common stock of the Parent. The expected volatilities for ESPP were equal to the historical volatility for the previous six-month periods. The expected risk-free interest rates were based on the yields of U.S. Treasury Securities, as reported by the Federal Reserve Bank of New York, with maturities equal to the expected terms of the employee stock options.

(f) ***Share-Based Payment Award Activity***

The table below provides stock option information related to the 1997 Equity Incentive Plan and the 2006 Incentive Plan for the year ended December 31, 2007:

	Shares	Weighted average exercise price	Weighted average remaining contractual life in years	Aggregate intrinsic value of in-the-money options
Outstanding at January 1, 2007	42,087	$ 32.61	3.91	$ 600,314
Granted	1,125	48.15		
Exercised	(5,666)	29.14		
Forfeited	—	—		
Expired	—	—		
Transferred to affiliate	(5,927)	38.25		
Outstanding at December 31, 2007	31,619	34.16	3.38	517,996
Vested and expected to vest at December 31, 2007	31,124	33.95	0.13	515,982
Exercisable at December 31, 2007	26,660	$ 32.25	3.14	$ 484,966

The aggregate intrinsic value of outstanding options shown in the table above represents the pretax intrinsic value as of December 31, 2007. This value is based on the Parent's closing stock price of $50.40 as of December 31, 2007. The total intrinsic value of options exercised during the year ended December 31, 2007, was $129,473. The total fair value of option grants that vested during the year ended December 31, 2007, was $121,959. Cash received by the Parent from stock option exercises for the year ended December 31, 2007, was $165,113. The tax benefit realized from stock options exercised for the year ended December 31, 2007, was $40,608.

The following table summarizes information regarding stock options outstanding as of December 31, 2007:

Ranges of exercise prices		Outstanding options: Shares	Outstanding options: Weighted average remaining contractual life in years	Outstanding options: Weighted average exercise price	Exercisable options: Shares	Exercisable options: Weighted average exercise price
$ 17.07	$ 17.07	2,500	4.85	$ 17.07	2,500	$ 17.07
25.17	25.17	2,055	0.35	25.17	2,055	25.17
31.24	31.24	5,000	4.22	31.24	5,000	31.24
31.29	31.29	5,000	4.29	31.29	5,000	31.29
35.26	35.26	5,727	0.84	35.26	5,727	35.26
35.54	35.54	4,712	3.31	35.54	3,375	35.54
41.66	41.66	2,500	3.88	41.66	1,875	41.66
43.49	43.49	1,500	4.25	43.49	752	43.49
48.15	48.15	1,125	6.25	48.15	—	—
53.29	53.29	1,500	5.26	53.29	376	53.29
$ 17.07	$ 53.29	31,619	3.38	$ 34.16	26,660	$ 32.25

The Parent expects to satisfy the exercise of stock options by issuing new shares registered under the 1997 Equity Incentive Plan and the 2006 Incentive Plan, as applicable. All future awards of stock options and restricted stock will be issued from the 2006 Incentive Plan. At December 2007, 3,556,436 shares were available for future issuance under the 2006 Incentive Plan.

The table below provides information for restricted stock awards and restricted stock units under the 1997 Equity Incentive Plan and 2006 Incentive Plan for the year ended December 31, 2007:

	Shares	Weighted average grant date fair value
Nonvested at January 1, 2007	904	$ 49.24
Granted	1,463	49.28
Vested	(260)	48.54
Transferred to affiliate	(441)	49.51
Forfeited	—	—
Nonvested at December 31, 2007	1,666	$ 49.31

The total fair value of restricted stock grants that vested during the year ended December 31, 2007, was $12,620.

(7) Commitments and Contingencies

(a) Legal Matters

The Company may be subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management is not aware of any such pending or threatened litigation as of December 31, 2007.

(b) Regulatory Requirements

The Company is subject to the U.S. Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1 of $19,587,523, which was $19,528,591 in excess of its required net capital of $58,932. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1 as of December 31, 2007.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

The Company did not receive any capital contributions in cash from the Bank or the Parent in 2007.

Schedule 1

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Year ended December 31, 2007

Net capital:		
Total shareholder's equity	$	22,364,115
Less nonallowable assets:		
Premises and equipment, net		43,523
Other assets		2,733,069
Net capital		19,587,523
Aggregate indebtedness		883,969
Computation of basic net capital requirement:		
Net capital required – greater of $5,000 or 6.6667% of aggregate indebtedness		58,932
Net capital in excess of requirements	$	19,528,591
Ratio of aggregate indebtedness to net capital		5%

There were differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2007. Therefore, reconciliation of the two computations is as follows:

	As reported in SVB Securities Part II Form X-17A-5	Difference		As reported herein
Total shareholder's equity	$ 22,238,849	$ 125,266	(1)	$ 22,364,115
Nonallowable assets – other assets	2,945,370	(168,778)	(1)	2,776,592
Net capital	19,293,479	294,044		19,587,523
Aggregate indebtedness	1,178,013	(294,044)	(1)	883,969
Net capital required	78,534			58,932
Net capital in excess of requirements	$ 19,214,945			$ 19,528,591
Ratio of aggregate indebtedness to net capital	6%			5%

Noted:

(1) The primary reason for the difference in total shareholder's equity, nonallowable assets – other assets and aggregate indebtedness relates to the change in the deferred tax assets associated with share based compensation adjustments and the adjustments booked for the change between current and deferred taxes.

See accompanying independent auditors' report.

KPMG LLP
55 Second Street
San Francisco, CA 94105

**Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5**

The Board of Directors
SVB Securities:

In planning and performing our audit of the financial statements and supplemental schedule of SVB Securities (the Company) (a wholly owned subsidiary of Silicon Valley Bank) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 22, 2008

END